Exhibit 99.1

Li Auto Inc. June 2022 Delivery Update

BEIJING, China, July 01, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 13,024 Li ONEs in June 2022, up 68.9% year over year. This brought the Company’s second quarter deliveries to 28,687, representing a 63.2% year-over-year increase. The cumulative deliveries of Li ONE have reached 184,491 since the vehicle’s market debut in 2019.

The Company officially unveiled Li L9 on June 21, 2022, the flagship smart SUV for families. Li L9 is a six-seat, full-size flagship SUV, offering superior space and comfort for family users. Its self-developed flagship range extension and chassis systems provide excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Li L9 also features the Company’s self-developed autonomous driving system, Li AD Max, and top-notch vehicle safety measures to protect every family passenger. Li L9’s innovative five-screen, three-dimensional interactive intelligent cockpit brings a new level of driving and entertainment experience. Li L9 comes standard with over 100 flagship features at a retail price of RMB459,800.

“Li L9 arrives at all Li Auto retail stores nationwide today, and we welcome everyone to visit our retail stores for a closer look. Since its launch on June 21, Li L9 has received positive feedback from users, accumulating over 30,000 orders as of June 24, 2022, each with a RMB5,000 deposit that is refundable for a limited period of time. Meanwhile, our users’ enthusiasm for Li L9 did not hold back our order intake for 2021 Li ONE, which remains high on the back of continued user endorsement. Test drives for Li L9 will be available at all our retail stores beginning on July 16, with deliveries to commence by the end of August,” commented Yanan Shen, co-founder and president of Li Auto.

As of June 30, 2022, the Company had 247 retail stores in 113 cities, as well as 308 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com